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Exhibit 12.1

Financial Security Assurance Holdings Ltd.
Computation of the Ratio of Earnings to Fixed Charges and the
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in thousands except for ratios)

The information appearing below presents historical
consolidated financial results for the Company

	Year Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2002
Earnings:
Income before income taxes	$129,548	$157,251	$163,978	$67,401	$269,477	$126,285
Interest Expense	5,325	10,625	16,614	16,614	18,403	25,269
Portion of rental expense deemed to be interest (1)	1,077	1,173	1,226	1,392	1,692	1,069
Earnings	$135,950	$169,049	$181,818	$85,407	$289,572	$152,623
Fixed Charges:
Interest Expense	$5,325	$10,625	$16,614	$16,614	$18,403	$25,269
Portion of rental expense deemed to be interest (1)	1,077	1,173	1,226	1,392	1,692	1,069
Fixed Charges (2)	$6,402	$11,798	$17,840	$18,006	$20,095	$26,338
Preferred Stock Dividends	$0	$0	$0	$0	$0	$0
Ratio of Earnings to Fixed Charges	21.2	14.3	10.2	4.7	14.4	5.8
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	21.2	14.3	10.2	4.7	14.4	5.8

(1)
One third of rental expense is estimated to be representative of the interest factor.

(2)
The Company had no capitalized interest for the periods presented.

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Financial Security Assurance Holdings Ltd.